EXHIBIT 99.1

RedHill Biopharma Extends Option Agreement for Phase II-Stage Pancreatic Cancer Drug RP101

  RedHill has extended the term of the exclusive option agreement for the oncology drug candidate RP101 for an additional year
  RP101 is a proprietary, first-in-class, orally-administered, heat shock protein 27 (Hsp27) inhibitor intended to prevent the induction of resistance to chemotherapy (chemoresistance) to potentially enhance patient survival
  RP101 has been studied in several Phase I and Phase II clinical studies and was granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the U.S. FDA and the European Medicines Agency (EMA)
  To support existing clinical data and to assess the clinical development path, RedHill recently commenced a preclinical development program with RP101

TEL-AVIV, Israel, July 15, 2015 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) ("RedHill" or the "Company"), an Israeli biopharmaceutical company focused on late clinical-stage, proprietary, orally-administered, small molecule drugs for inflammatory and gastrointestinal diseases, including gastrointestinal cancers, today reported that it has elected to extend its August 2014 exclusive option agreement with RESprotect GmbH, a privately-held German-based biotech company for the acquisition of the oncology drug candidate RP101.

RP101 is a proprietary, first-in-class, orally-administered, heat shock protein 27 (Hsp27) inhibitor intended to prevent the induction of resistance to chemotherapy (chemoresistance), thus maintaining sensitivity of the tumor to chemotherapy and potentially enhancing patient survival. RP101 has completed several clinical studies, including a Phase II study in pancreatic cancer and has been granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA).

Under the terms of the binding exclusive option agreement with RESprotect GmbH, RedHill has the option to acquire the worldwide exclusive rights to RP101 for all indications, other than for the pancreatic cancer indication in South Korea. If RedHill elects to exercise this option, it will acquire the exclusive rights to RP101 for a total payment of $100,000, for both the exercise option and the acquisition of the rights, as well as potential milestone payments and tiered royalties on net revenues, ranging from single digits to mid-teens. RedHill has agreed to pay $25,000 for a one-year extension of the option agreement.

RedHill recently commenced a preclinical development program for RP101 to examine the efficacy of the drug candidate in various tumor models. The preclinical program is intended to support the existing clinical data and to assess a potential clinical development path for RP101.

About RP101:

RP101 is a nucleoside analogue found by Prof. Rudolf Fahrig at the Fraunhofer Institute for Toxicology and Experimental Medicine (ITEM) in Hannover, Germany, to inhibit development of chemoresistance in various cancer models. It is an orally-administered, patent-protected small molecule which binds to heat shock protein 27 (Hsp27) and inhibits its multidrug-resistance gene amplification activity. Hsp27 is a chaperone protein which is found in abnormally high levels in cancer cells. The overexpression of Hsp27, which results in the amplification of a multidrug-resistance (MDR) gene, has been linked to tumor resistance to cytotoxic drugs and the development of metastasis. By inhibiting Hsp27, RP101 may prevent the induction of resistance to chemotherapy (chemoresistance) and maintain sensitivity of tumors to chemotherapy, thus potentially enhancing patient survival. RP101 has been studied in several Phase I and Phase II clinical studies with a total of 249 subjects treated, including a Phase II study in pancreatic cancer. RP101 has been granted Orphan Drug designation for the adjunct treatment of pancreatic cancer by the U.S. Food and Drug Administration (FDA) and the European Medicines Agency (EMA).

About RedHill Biopharma Ltd.:

RedHill Biopharma Ltd. (NASDAQ:RDHL) (TASE:RDHL) is an emerging Israeli biopharmaceutical company focused on the development of late clinical-stage, proprietary, orally-administered, small molecule drugs for the treatment of inflammatory and gastrointestinal diseases, including gastrointestinal cancers. RedHill's current pipeline of proprietary products includes: (i) RHB-105 - an oral combination therapy for the treatment of Helicobacter pylori infection with successful top-line results from a first Phase III study; (ii) RHB-104 - an oral combination therapy for the treatment of Crohn's disease with an ongoing first Phase III study; (iii) BEKINDA™ (RHB-102) - a once-daily oral pill formulation of ondansetron with an ongoing Phase III study in the U.S. for acute gastroenteritis and gastritis and a European marketing application for chemotherapy and radiotherapy-induced nausea and vomiting submitted in December 2014; (iv) RHB-106 - an encapsulated formulation for bowel preparation licensed to Salix Pharmaceuticals, Ltd.; (v) ABC294640 - an orally-administered SK2 selective inhibitor targeting multiple inflammatory-GI diseases and related oncology indications with a first Phase I/II initiated for refractory/relapsed diffuse large B-cell lymphoma (DLBCL); (vi) MESUPRON® - a Phase II-stage uPA inhibitor, administered by oral capsule, targeting gastrointestinal and other solid tumor cancers; (vii) RP101 - currently subject to an option-to-acquire by RedHill, RP101 is a Phase II-stage Hsp27 inhibitor, administered by oral tablet, targeting pancreatic and other gastrointestinal cancers; (viii) RIZAPORT™ (RHB-103) - an oral thin film formulation of rizatriptan for acute migraines with a U.S. NDA currently under discussions with the FDA and a European marketing application submitted in October 2014; and (ix) RHB-101 - a once-daily oral pill formulation of the cardio drug carvedilol.

This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words "intends," "may," "will," "plans," "expects," "anticipates," "projects," "predicts," "estimates," "aims," "believes," "hopes," "potential" or similar words. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company's control, and cannot be predicted or quantified and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company's research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts; (ii) the Company's ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials; (iii) the extent and number of additional studies that the Company may be required to conduct and the Company's receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company's therapeutic candidates; (v) the Company's ability to establish and maintain corporate collaborations; (vi) the interpretation of the properties and characteristics of the Company's therapeutic candidates and of the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (vii) the implementation of the Company's business model, strategic plans for its business and therapeutic candidates; (viii) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (ix) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (x) estimates of the Company's expenses, future revenues capital requirements and the Company's needs for additional financing (xi) competitive companies and technologies within the Company's industry; and (xii) the impact of the political and security situation in Israel on the Company's business. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on February 26, 2015. All forward-looking statements included in this Press Release are made only as of the date of this Press Release. We assume no obligation to update any written or oral forward-looking statement unless required by law.

CONTACT: Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com

         IR contact (U.S.):
         Marcy Nanus
         Senior Vice President
         The Trout Group
         +1-646-378-2927
         Mnanus@troutgroup.com